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Exhibit 4.28

PRIVATE & CONFIDENTIAL
Delivered in person

February 28, 2005

TO: Benoit Pinsonnault
SR Vice President Operations
SR Telecom Inc.

Dear Benoît:

As you are aware, SR Telecom Inc. is currently going through a very challenging time, given the need to refinance and reorganize its Business structure. We recognize that this is a very difficult period and appreciate the on-going commitment and contribution of all SR Telecom's employees.

However, we must secure our future Business activities going forward and protect our capability to serve our customers in the manner we wish to as we finally go on with our Business. As such, we have identified a group of employees which will ensure that we secure our core expertise and key know-how during that period. You were identified by the Executives of the Company as being part of that group which we need for our future. As a result, you will be eligible to a retention premium for a period of up to ten (10) weeks commencing Monday, February 28, 2005. This premium will be paid with normal payroll and will be equivalent to 100% of your regular base salary earned during the corresponding pay-period. The condition for you to obtain such premium is that you maintain your active employee status and report to work. Consequently, should you take vacation, or be absent from work for any personal reason, you will not be eligible to receive the incentive for that period. Furthermore, should you resign from the Company between now and May 6th, 2005, you will have to reimburse the total amount received under this special program. We expect to maintain this retention bonus in force for the period from February 28th to May 6th, 2005.

This retention program is available for a limited number of employees, based on various scenarios that will enable us to proceed with our Business over the longer term. It should not be interpreted differently, and does not presuppose that employees who are not part of this group are not part of our future, or that they are of lower qualification or importance in the Company. This group is rather a specific group of people that we estimate are critical to rebuild the Business as we come out of this difficult time.

Please note that, the information contained in this letter is specific to yourself and you are required to maintain its receipt and contents in the strictest confidentiality.

To conclude, we trust that this special program will provide you with a greater level of comfort commensurate with our mutual appraisal of your personal and professional circumstances. We appreciate your on-going contribution and know we can count on your support during this period of transition and challenges.

Regards,

/s/ PIERRE ST-ARNAUD Pierre St-Arnaud
President and CEO SR Telecom Inc.

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Exhibit 4.28